
02041141

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC
RECEIVED
PROCESSING
JUN 28 2002
WASH, D.C.
152
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to _________.

Commission file number 1-14258

Full Title of the Plan:

PREMIER FARNELL CORPORATION
401 (k) RETIREMENT SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan
And the address of its principal executive office:

PREMIER FARNELL PLC
Armley Road, Leeds, LS12 2QQ, England

PREMIER FARNELL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL REPORT

DECEMBER 31, 2001 AND 2000

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

CONTENTS



HAUSSER + TAYLOR LLP
Business advisors and certified public accountants

1400 North Point Tower • 1001 Lakeside Avenue • Cleveland, Ohio 44114-1152 216/523-1905 • FAX: 216/522-1490 • www.hausser.co

The Plan Administrator
Premier Farnell Corporation 401(k)
Retirement Savings Plan
Cleveland, Ohio

Independent Auditors' Report

We have audited the accompanying statements of net assets available for benefits of Premier Farnell Corporation 401(k) Retirement Savings Plan ("Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLP

Cleveland, Ohio
June 6, 2002

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

ASSETS	2001	2000
Investments at Contract Value:		
CIGNA Charter Guaranteed Income Fund	$ 3,943,616	$2,966,474
Investments at Estimated Fair Value:		
CIGNA TimesSquare Corporate Bond Fund	395,785	148,690
CIGNA Balanced/Wellington Mgmt. Fund	632,054	524,800
CIGNA S&P 500 Index Fund	1,729,368	1,547,371
CIGNA Large Cap Growth/Putnam Fund	1,832,851	1,815,465
CIGNA Small Cap Growth/TimesSquare Fund	1,329,149	1,169,599
Lazard International Equity Fund	408,321	432,142
Investments at Fair Value as Determined by Quoted Market Price:		
Premier Farnell plc Ordinary (Common) Stock - ADR Form	580,551	590,390
Investments at Cost:		
Participant loans	198,005	122,305
Total investments	11,049,700	9,317,236
Employees' contributions receivable	371,339	344,326
NET ASSETS AVAILABLE FOR BENEFITS	$ 11,421,039	$9,661,562

The accompanying notes are an integral part of these financial statements.

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2001 and 2000

	2001	2000
ADDITIONS		
Investment income (loss):		
Interest and dividends	$ 186,309	$ 105,526
Net depreciation in fair value of investments	(1,088,496)	(577,688)
Interest on participant loans	12,490	5,583
Total investment loss	(889,697)	(466,579)
Employees' contributions	4,972,759	5,647,506
Rollover contributions	272,626	752,082
Total contributions	5,245,385	6,399,588
Total additions	4,355,688	5,933,009
DEDUCTIONS		
Plan benefits paid to participants	2,496,057	1,097,433
Administrative fees	100,154	90,976
Total deductions	2,596,211	1,188,409
NET INCREASE	1,759,477	4,744,600
NET ASSETS AVAILABLE FOR BENEFITS – BEGINNING OF YEAR	9,661,562	4,916,962
NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$11,421,039	$9,661,562

The accompanying notes are an integral part of these financial statements.

Note 1. Description of Plan

The following description of the Premier Farnell Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan began April 1, 1999 and is a defined contribution plan covering significantly all employees of Premier Farnell Corporation (the "Company") who have completed at least 30 days of eligibility service other than the following employees to whom coverage has not been extended: union employees, leased employees, and employees residing in Puerto Rico. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions:

Participants may make pre-tax contributions in any amount between 1% and 15% of their compensation. Unless employees elect otherwise upon becoming eligible to participate in the Plan, they are deemed to have elected to make an automatic contribution of 3% of compensation. The employer, at its discretion, may make qualified non-elective contributions determined on an annual basis. No employer contributions were made in 2001 or 2000.

Participant Accounts:

Each participant's account is credited with the employee's contribution and an allocation of any Company contribution and Plan earnings, and is charged with an allocation of administrative expenses. Participants direct their investment fund options.

Vesting:

A participant has a 100% non-forfeitable vested interest in his portion of contributions as well as the Company's contributions.

Funding:

The employer's funding policy is to make the contributions to the Plan as soon as they can be reasonably segregated from the Company's general assets within the time limits set by the Department of Labor.

Payment of Benefits:

A participant or his beneficiary, upon termination, death, or retirement, receives his vested interest in his participant's account in the form of cash. Additionally, the Plan has provisions for an active participant to make hardship withdrawals from his cash option account, subject to limitations and restrictions.

Note 2. Summary of Significant Accounting Policies

A. Investments – Investments in the Connecticut General Life Insurance Company ("CIGNA") funds are reported at estimated fair value as of the last day of the plan year as determined by CIGNA Investments, Inc. Investments in the CIGNA Guaranteed Investment Contract are reported at contract value. The investment in Company Common Shares is reported at fair value determined by the quoted market price on the last business day of the plan year. Participant loans are reported at cost which approximates fair value.

B. Administrative expenses – Expenses of the Plan are paid by Premier Farnell Corporation or the Plan at the discretion of the Company.

C. Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

Note 3. Investment Contract With Insurance Company

In 1999, the Plan entered into a benefit-responsive investment contract with CIGNA. CIGNA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.8 percent for 2001 and 2000. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants shall be 100% vested in their accounts and will receive a total distribution of their account.

Note 5. Income Tax Status

The Plan has not yet received a determination from the Internal Revenue Service that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Note 6. Investments

CIGNA Investments, Inc., the trustee of the Plan, holds the following Plan's investment assets and executes transactions therein. Investments that represent 5% or more of net assets are presented in the statements of net assets available for benefits.

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

	2001	2000
Net depreciation in fair value of investments:		
Pooled separate accounts	$ (921,726)	$ (474,593)
Company common stock	(166,770)	(103,095)

Note 7. Related Party Transactions

CIGNA Retirement & Investment Services is the Plan's investment manager. The Plan's assets are primarily held in pooled separate accounts and guaranteed investment contracts with CIGNA Investments, Inc., a related party.

SUPPLEMENTAL SCHEDULE

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer No. 51-0373145
Plan No. 024

December 31, 2001

(a)	(b) Identity of Party	(c) Description of Investment	Current (e) Value
*	Connecticut General Life Ins.	Guaranteed Investment Contracts	
		CIGNA Charter Guaranteed Income Fund	$ 3,943,616
*	Connecticut General Life Ins.	Pooled Separate Accounts	
		CIGNA TimesSquare Corporate Bond Fund	395,785
		CIGNA Balanced/Wellington Mgmt. Fund	632,054
		CIGNA S&P 500 Index Fund	1,729,368
		CIGNA Large Cap Growth/Putnam Fund	1,832,851
		CIGNA Small Cap Growth/TimesSquare Fund	1,329,149
		Lazard International Equity Fund	408,321
*	Premier Farnell Corporation	Premier Farnell plc Ordinary (Common) Stock - ADR Form	580,551
*	Participant Loans	Interest rates from 7.0% - 10.50%	198,005
			$ 11,049,700

* Represents a party-in-interest.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIER FARNELL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By: Premier Farnell Corp., as plan administrator

By: 

Name: Joseph R. Daprile
Title: Vice President and General Counsel

June 27, 2002